FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	……	April	………………………………………………………… ,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-Ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 3, 2023	By ……/s/……… Sachiho Tanino…………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Extraordinary Report

(Translation)

Cover Page

Document Name:	Extraordinary Report

Filed with:	The Director-General of the Kanto Local Finance Bureau

Filing Date:	April 3, 2023

Corporate Name:	Canon Inc.

Name and Title of Representative:	Fujio Mitarai, Chairman & CEO

Location of Head Office:	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Telephone Number:	(03)3758-2111

Name of Contact Person:	Takahiro Namba, General Manager, Accounting Division

Nearest Contact Location:	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Telephone Number:	(03)3758-2111

Name of Contact Person:	Takahiro Namba, General Manager, Accounting Division

Places of Public Inspection of the Extraordinary Report:	Tokyo Stock Exchange, Inc.

(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.

(8-20, Sakae 3-chome, Naka-ku, Nagoya)

Fukuoka Stock Exchange

(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

Sapporo Securities Exchange

(14-1, Minamiichijo-nishi 5-chome, Chuo-ku, Sapporo)

1.	Reason for Filing

Canon Inc. (the “Company”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Details of Corporations, etc. to report the approval of resolutions at the Ordinary General Meeting of Shareholders for the 122nd Business Term (the “Ordinary General Meeting”) of the Company held at March 30, 2023.

2.	Description of Report
(1)	Date on which the Ordinary General Meeting was held:
March 30, 2023
(2)	Details of the Matters Resolved:
Item No.1: Dividend from Surplus
a.	Matters regarding allocation of the dividend property and its total amount:
60.00 yen per one common share of the Company
Total amount of dividend 60,930,802,080 yen
b.	Effective date of the distribution of the dividend from surplus:
March 31, 2023
Item No.2: Election of Five Directors

It was proposed that the following persons be elected as Directors:

Messrs. Fujio Mitarai, Toshizo Tanaka, Toshio Homma, Kunitaro Saida and

Yusuke Kawamura.

Item No.3: Election of Two Audit & Supervisory Board Members

It was proposed that the following persons be elected as Audit & Supervisory Board Members:

Messrs. Hideya Hatamochi and Yutaka Tanaka.

Item No.4: Grant of Bonus to Directors

It was proposed that bonus be granted to the three Directors excluding

Outside Directors as of the end of this term, which totals 275,800,000 yen.

(3)	The number of voting rights concerning the indication of “for,” “against” or “abstention” for each item; Requirements for approving the items; and Results of resolutions

Item	For	Against	Abstention	Ratio of favorable votes (%)	Results

Item No.1	7,393,146	19,667	539	99.55	Approved

Item No.2

Fujio Mitarai	3,757,240	3,655,508	539	50.59	Approved

Toshizo Tanaka	5,742,157	1,670,575	539	77.32	Approved

Toshio Homma	5,750,434	1,662,320	539	77.43	Approved

Kunitaro Saida	6,534,233	875,110	3,957	87.99	Approved

Yusuke Kawamura	6,855,512	553,843	3,957	92.31	Approved

Item No.3

Hideya Hatamochi	7,182,419	230,316	539	96.72	Approved

Yutaka Tanaka	7,385,794	26,948	539	99.46	Approved

Item No.4	7,329,918	83,232	87	98.70	Approved

Note:	1.

Each of the number of “For,” “Against” and “Abstention” is the aggregate number of the voting rights a) exercised in advance by the day prior to the Ordinary General Meeting, and b) exercised by shareholders present at the Meeting (provided that such shareholders’ intention to approve or disapprove the propositions could be ascertained.)

2.	The “Ratio of favorable votes” is the ratio of the following 1) to 2);
1)

the aggregate number of votes in favor exercised in advance by the day prior to the Ordinary General Meeting, and those exercised by shareholders present at the Meeting (provided that such shareholders’ intention to approve the propositions could be ascertained.)

2)	the total number of voting rights exercised in advance by the day prior to the Ordinary General Meeting and those of shareholders present at the Meeting.
3.	The requirements for approval of each resolution are as follows:
-	For Item No.1 and 4, a majority of the votes of the shareholders present at the Ordinary General Meeting who are entitled to exercise voting rights;
-

For Item No.2 and 3, a majority of the votes of the shareholders present at the Ordinary General Meeting who hold shares representing in aggregate not less than one-third (1/3) of the votes of all shareholders entitled to exercise voting rights.

*	In this paragraph, each number of voting rights held by shareholders present at the Ordinary General Meeting includes exercised in advance by the day prior to the Ordinary General Meeting.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The aggregate number of a) voting rights exercised in advance by the day prior to the Ordinary General Meeting and b) voting rights exercised by shareholders present at the Meeting (provided that such shareholders’ intention to approve or disapprove the propositions could be ascertained), was sufficient to meet all requirements pursuant to the Corporation Law to approve all of the items, and the resolution was legally passed under the Corporation Law. Accordingly, the number of voting rights of shareholders present at the Meeting whose intention to approve or disapprove the propositions or abstain from the vote could not be ascertained, were not counted.